UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2

ESGL Holdings Limited
(Name of Issuer)

Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G3R95P108
(CUSIP Number)

August 4, 2023
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. G3R95P108

13G



  1

  NAME OF REPORTING PERSON

  Atalaya Capital Management LP

  2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  [ ]
  (b)  [ ]

  3

  SEC USE ONLY

  4

  CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

  5

  SOLE VOTING POWER

  1,046,005 (1)


  6

  SHARED VOTING POWER

  0


  7

  SOLE DISPOSITIVE POWER

  1,046,005 (1)


  8

  SHARED DISPOSITIVE POWER

  0

  9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,046,005 (1)

  10

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  []

  11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  9.2%

  12

  TYPE OF REPORTING PERSON*

  PN

(1) Consists of 1,046,005 ordinary shares owned by ACM ARRT K LLC ("ACM ARRT"). Atalaya Capital Management LP ("ACM") has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.



  1

  NAME OF REPORTING PERSON

  ACM ARRT K LLC

  2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  [ ]
  (b)  [ ]

  3

  SEC USE ONLY

  4

  CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

  5

  SOLE VOTING POWER

  1,046,005


  6

  SHARED VOTING POWER

  0


  7

  SOLE DISPOSITIVE POWER

  1,046,005


  8

  SHARED DISPOSITIVE POWER

  0

  9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,046,005

  10

   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   []

  11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  9.2%

  12

  TYPE OF REPORTING PERSON*

  OO



CUSIP No. G3R95P108

13G



Explanatory Note
Item 1.


(a)
Name of Issuer: ESGL Holdings Limited


(b)
Address of Issuer's Principal Executive Offices:

       101 Tuas South Avenue 2, Singapore 637226

Item 2.

(a)
Name of Person Filing:
This statement is filed by:

(i) Atalaya Capital Management LP
(ii) ACM ARRT K LLC
(b) Address of Principal Business Office or if none, Residence:

One Rockefeller Plaza, 32nd Floor
New York, NY 10020


(c)
Citizenship:

Atalaya Capital Management LP - Delaware
ACM ARRT K LLC - Delaware



(d)
Title of Class of Securities: Ordinary shares, par value $0.0001 per share


(e)
CUSIP Number: G3R95P108

Item 3.
Not Applicable

Item
4. Ownership.


(a)
Amount Beneficially Owned:

Atalaya Capital Management LP - 1,046,005. Consists of 1,046,005 ordinary shares owned by ACM ARRT. ACM has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.

ACM ARRT K LLC - 1,046,005.


CUSIP No. G3R95P108

13G


(b)
Percent of Class:

Atalaya Capital Management LP - 9.2%.
ACM ARRT K LLC - 9.2%

The foregoing percentages are based on 11,364,954 ordinary shares outstanding, as reported on the issuer's Form 20-F, filed with the Securities and Exchange Commission on August 8, 2023.


(c)
Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote:

Atalaya Capital Management LP - 1,046,005. Consists of 1,046,005 ordinary shares owned by ACM ARRT. ACM has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.

ACM ARRT K LLC - 1,046,005.


(ii)
shared power to vote or to direct the vote:

Atalaya Capital Management LP - 0.
ACM ARRT K LLC - 0


(iii)
sole power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 1,046,005. Consists of 1,046,005 ordinary shares owned by ACM ARRT. ACM has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.

ACM ARRT K LLC - 1,046,005.


(iv)
shared power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 0.
ACM ARRT K LLC - 0


CUSIP No. G3R95P108

13G


Item 5.
Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.
Identification and Classification of Subsidiary Which Acquired the Securities:
Not Applicable

Item 8.
Identification and Classification of Members of the Group:
Not Applicable

Item 9.
Notice of Dissolution of Group:
Not Applicable

Item 10.
Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.



CUSIP No. G3R95P108

13G


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 11, 2023


ATALAYA CAPITAL MANAGEMENT LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ARRT K LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


CUSIP No. G3R95P108

13G


EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Ordinary shares, par value $0.0001 per share, of ESGL Holdings Limited, a Cayman Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of August 11, 2023.


ATALAYA CAPITAL MANAGEMENT LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ARRT K LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory